MISSION STATEMENT

QUALITY FIRST...Understanding what is required of our services, products and support systems.

QUALITY FIRST...Committing to conform to those requirements at all times.

QUALITY FIRST...Providing defect-free products and services to our customers on time.

CORPORATE PROFILE

Inter-Tel provides single point of contact, total communication solutions to small and medium sized businesses. Inter-Tel's products and services include digital communication platforms and software, computer telephone integration, unified messaging software, network services, network and data products, and flexible financing. The Company's Common Stock is quoted on the NASDAQ National Market System under the symbol INTL.

COMPANY BACKGROUND

- Inter-Tel was founded in 1969 to bring high technology, cost effective communication systems to business. Its focus has evolved from telephone systems to digital communication platforms, positioning itself as a single source provider of communications solutions.

- In addition to its U.S. sales offices, Inter-Tel is expanding internationally, with offices in Japan and the United Kingdom. The evolving markets in both Japan and Europe offer Inter-Tel expanding distribution opportunities. Inter-Tel's AXXESS platform is available in English and Japanese, with more languages planned.

- Inter-Tel is a leading provider of Computer Telephone Integration, enabling users to handle multiple data and communication tasks from their PCs. Inter-Tel's CTI solutions are available for desktop and system level applications.

- Inter-Tel's communication platforms adhere to computer and telephone industry standards and incorporate open architecture interfaces, allowing for greater flexibility in creating communication applications. Companies are able to tailor applications to enhance their operations and to increase productivity.

- Digital communication has been a consistent focus for Inter-Tel. In 1993, Inter-Tel was the first manufacturer to base a digital communication platform on Digital Signal Processing (DSP) technology, and has expanded its product offerings to utilize advanced digital services such as T-1 and ISDN.

- Articles in industry publications have helped increase Inter-Tel's presence in the marketplace. In 1994, Inter-Tel was featured in Fortune magazine as a "Company to Watch," and in 1995, Inter-Tel products received editor's choice awards from Computer Telephony magazine, Teleconnect and What To Buy For Business. The Inter-Tel Axxent was named "1995 Product of the Year" by Computer Telephony magazine.

- Through its variety of advanced communication platforms, Inter-Tel is ready to take advantage of opportunities from the rapidly changing communication market. As new technologies such as voice over the Internet take hold, Inter-Tel intends to incorporate these technologies into its service offerings.

TO OUR SHAREHOLDERS

1995 marked the fourth consecutive year that Inter-Tel achieved record results. The continuing success of our open architecture AXXESS software and hardware, plus our strategy to provide businesses with digital communication platforms, Computer Telephone Integration (CTI), unified messaging software, network services, network and data products, and flexible financing, all from a single source, coupled with the extraordinary performance by Inter-Tel's associates, contributed to these results.

Looking forward, Inter-Tel is rapidly transforming itself from a telephone systems supplier to a communications services and software company. Inter-Tel already receives a substantial portion of its revenue and profits from services and software. It is our goal to generate more of our revenue and profits from services and software than from telephone systems by the year 2000.

FINANCIAL SUMMARY

In 1995 Inter-Tel's sales and earnings both set new records. Sales increased 21.4% to $148.8 million, compared to sales of $122.6 million during 1994. Net income for the year was $8.5 million or $.71 per share after a special charge which was taken in the second quarter, an increase of 42.1% over net income of $5.9 million or $.55 per share for 1994. Per share income in 1995 was based on approximately 1.1 million additional average shares outstanding, as a result of a public offering of 2 million shares in August 1995.

The results for all periods include the operations of American Telcom Corporation of Georgia, Inc. and Access West, Inc., which joined Inter-Tel in May of 1995. These acquisitions reflect Inter-Tel's continuing strategy to expand the number of its direct sales offices in North America.

Inter-Tel entered 1996 with $39.6 million in cash on its balance sheet and no debt. These factors, plus Inter-Tel's accelerating profits and its strong products and services, place Inter-Tel in an enviable position to capture opportunities in the rapidly changing world of digital communications.

HISTORIC EVENTS

Historic events, with worldwide impact, are shaping the telecommunications industry in the United States. During 1995, AT&T announced plans to divide itself into three enterprises and in February 1996 President Clinton signed into law the Telecommunication Act of 1996, which replaces communications legislation first enacted in 1934. I believe that these two events will create enormous opportunities for years to come for well positioned companies like Inter-Tel.

The dismantling of AT&T should reduce the competitive pressures in the marketplace, and the Telecommunication Act of 1996 interjects an additional element of confusion and opportunity into the market, while leveling the playing field. These factors should place Inter-Tel in a position to grow at faster than historical rates and to gain market share.

Inter-Tel is one of the only companies in the United States currently providing a total telecommunications solution to small and medium size companies. This fact, along with the opportunities created by the Telecommunication Act of 1996, gives Inter-Tel the ability to offer additional products and services to its customers and to supply clear solutions to a fragmented marketplace. These circumstances further enhance Inter-Tel's strategy to provide a variety of communications services and software from a single source.

STRATEGIC OPPORTUNITIES

Inter-Tel will continue to focus on opportunities which will provide profitable growth while increasing shareholder value. Every associate at Inter-Tel is linked with our shareholders through profit sharing and through our Continual Improvement Process, which is designed to reduce cost and increase customer satisfaction. In addition, all of Inter-Tel's senior associates participate in long-term incentive compensation plans which reward them when our share price increases. In other words, Inter-Tel's associates only receive these benefits if our shareholders benefit.

The strategic opportunities created by the voluntary break-up of AT&T and the Telecommunication Act of 1996 should accelerate the integration of telecommunications and data communication technology. Inter-Tel intends to take full advantage of these opportunities. The modular transportability of Inter-Tel's AXXESS software platform allows it to be ported to standard computer servers, which will allow for even tighter integration of telecommunications and data communications.

To expand its capabilities and to benefit from increased integration of these applications, Inter-Tel is in the process of developing an entire line of networking and server software, which will be available is scheduled for shipment in late 1996 or early 1997. We believe these software products will give Inter-Tel an advantage in the rapidly evolving field of Computer Telephone Integration and will allow us to broaden our distribution channels to include the thousands of computer resellers and Value Added Resellers (VARs) in the computer industry.

Our product development, along with the expansion of our distribution channels, both domestically and internationally, should allow Inter-Tel rapid and consistent growth for the foreseeable future. The rapidly changing market dynamics in the United States, the union of European nations and the breakdown of the Keiretsu system of interlocking corporate relationships in Japan are all key factors which present Inter-Tel with opportunities to expand its distribution. We will continue to add direct sales offices and/or dealers in all of these markets while developing additional distribution channels.

Finally, the opportunity to increase the software, network services, integration services and CTI components of Inter-Tel's business is greatly enhanced because of the market dynamics in the United States. It is our belief that these segments of our business, along with our international business, will grow at faster rates than our traditional telephone systems business. Faster growth, along with the higher margins associated with the software, integration services and CTI parts of our business should produce superior financial results, which should benefit everyone associated with Inter-Tel.

FUTURE PROSPECTS

As we look toward the future, our experienced, long-term associates are excited about the opportunities in a rapidly changing digital world. Future prospects have never been better for Inter-Tel. Our rock solid financial position, plus our superior software capabilities, advanced products and services, an expanding product line and growing distribution are all ingredients for future success.

When some pundits are questioning the viability of the current business and economic environment, Inter-Tel looks to the future with excitement and unwavering commitment. We are confident that our efforts will benefit our customers, provide economic security for our associates and reward our shareholders.

Sincerely,

/s/ STEVEN G. MIHAYLO
---------------------------
Steven G. Mihaylo

Because of the complex communication offerings available today, customers benefit from a single source solution. Inter-Tel's broad products and services span six market segments, including:

-      Digital Communication Platforms

-      Computer Telephone Integration

-      Unified Messaging Software

-      Network Services

-      Network and Data Products

-      Flexible Financing

These offerings provide the technologies companies need to eliminate the confusion and expense of dealing with multiple vendors.

Despite rapid industry changes, Inter-Tel remains focused on the fundamental principles of good business: a commitment to customer satisfaction, an emphasis on continual improvement and a history of financial stability.

DIGITAL COMMUNICATION PLATFORMS

Inter-Tel offers an extensive line of digital communication platforms and software to meet the requirements of small-to-medium sized businesses. The Inter-Tel Axxent and AXXESS incorporate the power and flexibility of Computer Telephone Integration (CTI) technology. Using this technology, companies can tailor applications designed to enhance operations and increase productivity.

Because Inter-Tel's communications platforms conform to established computer and telephone industry standards, customers can choose from a variety of either system level or desktop applications. In addition, advanced digital services, including T-1 and ISDN, are used with Inter-Tel's platforms, providing some of the best combinations of services available.

As technology evolves and as Inter-Tel continues to introduce new communication platforms, Inter-Tel will offer new applications which enhance business productivity. Its innovative communication server platform, scheduled for release in late 1996, is a PC-based network server that uses predominantly off-the-shelf industry standard computer and telephony hardware, as well as Inter-Tel's AXXESS call processing and voice processing software running on Windows NT. These innovations, combined with standard computer and telephone protocols, are expected to provide advanced communication services for Inter-Tel's customers. MIS managers, who traditionally have worked in a computer oriented environment, now can incorporate digital communication applications into their computer systems.

As more companies conduct business over the Internet, Inter-Tel's communication server software will allow access to the Internet. The Internet can be used as a tool for marketing, sales and customer support, in addition to being a low-cost alternative to fax, express mail and other forms of communication. Future plans include voice over the Internet, which will allow users to talk to anyone around the world for the price of a local phone call, and the ability to run World Wide Web pages on the communication server.

Inter-Tel's communication server software is designed to work with client/server-based technology, allowing customers to choose the features they need to enhance their productivity. Inter-Tel's communication server software will creates a true client/server environment. Inter-Tel is providing digital communication platforms that offer efficient, cost-effective communication solutions that will incorporate future technologies and applications. AXXESS voice processing software is currently available in English and Japanese, with more languages planned.

COMPUTER TELEPHONE INTEGRATION

Companies with immediate access to information typically are more productive, have lower operating costs and can service their customers more effectively. CTI technology provides access to information which, in turn, can enhance a company's bottom line.

CTI technology links two of the most important business tools -- the computer and the telephone -- into one seamless environment for virtually all the communication needs of a company. CTI technology allows users to perform multiple tasks, from data handling, to answering telephone calls on the desktop PC. Inter-Tel is bringing CTI technology to many diverse companies through desktop and system level applications. Its advanced communication platforms enable users to process calls using their PC and with Windows interface.

AXXESSORY Connect software provides a Windows interface for the AXXESS platform, allowing users to answer phone calls from their desktop PCs. Using the AXXESS Desktop Interface, AXXESSORY Connect provides industry standard protocols to integrate with other Windows applications such as personal information managers. Incoming calls will trigger a "screen pop" containing customer records or other pertinent information to a user, reducing wait times and enhancing customer service. Inter-Tel is working with a number of third party software developers to create a seamless working environment for database, personal organizer, or terminal emulation programs with AXXESSORY Connect.

In addition, system level applications can help companies manage calls at peak efficiency. Automatic Call Distribution, for example, routes incoming calls, based on various criteria, to call center agents. It also collects, analyzes and reports real-time call processing information.

The market for CTI is a rapidly expanding, experiencing dynamic growth. According to the Alliance of Computer-based Telephony Applications Suppliers, in 1995, the CTI market totaled $1.48 billion. In 1996, it is expected to double to $3.3 billion and by 1999, the CTI market is expected to $7 billion. Industry experts predict a compounded annual growth rate of 35 percent from 1996 through 2000.

As CTI technology becomes more widespread, Inter-Tel will continue to create products and services that help companies increase their productivity.

UNIFIED MESSAGING SOFTWARE

The manner in which companies process information can be as important as the information itself. As a leader in voice processing software, Inter-Tel develops voice processing platforms that tightly integrate with communication platforms.

Inter-Tel offers the following voice processing platforms to work with its communication platforms: AXXESSORY Talk, Axxent Talk, and the IVX500. All three platforms include the open, industry standard Multi Vendor Interface Protocol
(MVIP), a standard for connecting multi vendor PC-based boards in voice processing, data switching and video applications. AXXESSORY Talk also offers a fax back feature, which allows customers to have documents faxed to them, freeing employees from spending valuable time at the fax machine.

As the need to merge different types of messages continues to evolve, Inter-Tel is developing unified messaging software. Unified messaging software integrates e-mail, fax and voice mail through one universal inbox at both the PC and the phone. Using a Graphical User Interface (GUI) such as Windows, users are able to see all of the different types of messages they have received.

Inter-Tel is developing unified messaging software to work in conjunction with the Microsoft Exchange messaging application, included with Windows 95. Inter-Tel's software will conform to the Messaging Application Programming Interface (MAPI) standard developed by Microsoft and will work with the AXXESSORY Talk digital voice processing platform.

The first release, scheduled for summer 1996, will provide users with access to voice mail from their PCs and will be used in conjunction with Microsoft Exchange and a GUI media player to play back messages. The software will have the ability to pull voice messages over to the PC as an object, allowing the user to embed voice messages into e-mail or fax messages. Unified messaging software should improve workplace productivity and provide the flexibility to retrieve messages anywhere from a phone or a PC connected to a modem.

NETWORK SERVICES

Effective communication begins with effective network services. These services include domestic and international long distance, dedicated services such as T-1 and ISDN, and videoconferencing, which can enhance the way a company sends and receives information. Inter-Tel provides these services and more through its NetSolutions division. Through a combination of digital communication platforms, software and comprehensive services, Inter-Tel is able to meet the communication requirements of businesses.

Using digital fiber optic technology and high capacity T-1, 56K and ISDN facilities, NetSolutions provides advanced telecommunication solutions. Also, as part of its long distance service, Inter-Tel NetSolutions offers a feature-rich calling card that can be used worldwide. Offering both cost efficiency and reliability, the NetSolutions calling card provides the convenience and features of its long distance services. One telephone call accesses the network, and individual account codes help track calls for easy account management.

In addition, Inter-Tel NetSolutions offers call accounting services which feature detailed invoices and customized reports that can help customers identify individual costs, potential needs and specific calling patterns. Each month, customers can receive three reports -- area code summary, traffic summary, and frequently called numbers -- in addition to their billing statement. Specialized management reports are also available that address many diverse business needs.

As company travel budgets continue to shrink, videoconferencing is also becoming more accepted in today's business environment. Videoconferencing services can help companies save time and money by reducing business travel and allowing for fast, efficient decision making. Along with group and desktop platforms offered by Inter-Tel's Factored Products division, NetSolutions provides videoconferencing network services including ISDN, Switched 56, and T-1 to businesses of any size.

NETWORK AND DATA PRODUCTS

Inter-Tel's Networking solutions connect computers within a building or across the country. Local Area Networks (LANs) and Wide Area Networks (WANs) are the means by which data and communication are relayed throughout organizations. Inter-Tel designs, installs and services total communication and data packages, including LANs and WANs, that help companies effectively relay information. Inter-Tel has the resources and capabilities to get different types of equipment "talking" to each other.

Faulkner Information Services notes that in most companies, communication traffic is made up of about 50 percent voice traffic and 50 percent data traffic. Industry analysts predict that by the year 2000, data traffic will comprise approximately 80 percent of this total. As the importance and quantity of data traffic has steadily increased, the successful transmission of data traffic has become the primary reason for companies to create strong, efficient LANs and/or WANs. As businesses need to increase their networking services, Inter-Tel will be there to offer effective operation of these networks.

FLEXIBLE FINANCING

Inter-Tel combines all of its products and services with a full range of affordable financing programs. With Inter-Tel, customers can acquire their telephony and computer platforms, software applications and services, as well as financing, all from a single source.

Inter-Tel's Totalease program provides the customer with a total system solution at a fixed monthly cost. The Totalease program includes full system maintenance and training, fixed equipment add-on and upgrade provisions, risk of loss, guaranteed renewal options and other services. With Totalease, Inter-Tel manages the responsibilities and risks associated with ownership of communications equipment. Customers can then focus their time on their business.

Inter-Tel also offers a full line of low cost lease purchase financing. Lease terms range from 24 to 84 months with $1.00, fixed and fair market value purchase options. In addition, Inter-Tel offers customized financing packages and new business leases for customers with special financial needs. By offering this type of financing to acquire Inter-Tel products and services, the customer has the comfort of predictable monthly costs and maintaining a direct, long term relationship with Inter-Tel.

Leasing is a viable option for businesses that want technology without paying up front acquisition costs. Inter-Tel's leasing programs provide a total solution at a set monthly cost, making advanced technology affordable.


THE FUTURE OUTLOOK

Recent changes in telecommunication laws will help define information services in the future. The Telecommunication Act of 1996 and AT&T's announcement that it will divide itself into three enterprises will have a dramatic impact on the communication industry and will create numerous opportunities for Inter-Tel in the years to come.

These historic events, while leveling the playing field, have also injected an element of confusion into the market. This gives Inter-Tel the ability to offer additional products and services to its customers and to supply clear solutions to a fragmented marketplace. Inter-Tel will continue to offer its customers quality products and services, with a high degree of customer satisfaction. Because of its philosophy of providing a total communication solution, Inter-Tel is strongly positioned to benefit from these changes with its broad scope of advanced products and services.

Inter-Tel is poised to capture opportunities from the rapidly changing communication market. As new technologies such as voice over the Internet take hold in the marketplace, Inter-Tel will incorporate these technologies into its service offerings. In its 27-year history, Inter-Tel has always strived for 100% customer satisfaction. Inter-Tel's dedication to continual improvement is reflected in its products, and recognition from industry publications highlights Inter-Tel's presence in the marketplace.

Inter-Tel anticipates predictable growth in the foreseeable future through its product development and the expansion of its distribution channels, both domestically and internationally. Changes in the communication market in the United States, the union of European nations and opportunities in Japan are all key factors that present Inter-Tel with opportunities to grow.

The ability to foresee future developments and create usable applications has never been more important. The continued push toward CTI technology is broadening the scope of how companies conduct business. As technology continues to advance in the workplace, Inter-Tel will strive to take advantage of those opportunities.

With its advanced software, products and service capabilities, its commitment to emerging technologies and its strong financial position, Inter-Tel is bringing total communication solutions to business.

SELECTED FINANCIAL DATA

FINANCIAL SUMMARY (1)

(In thousands, except
per share amounts and ratios)                        For the years ended December 31,

                                            1995          1994         1993         1992         1991

Net sales                                 $148,846     $122,617     $102,377      $87,211       $71,509

Cost of sales                               87,031       73,482       62,791       53,585        44,229
Research & development                       5,764        4,537        4,114        3,928         3,638
Selling, general and
     administrative                         42,609       35,785       29,032       24,545        21,521
Special charge                               1,315 (2)       --           --           --            --
-------------------------------------------------------------------------------------------------------
Operating income                            12,127 (2)    8,813        6,440        5,153         2,121
-------------------------------------------------------------------------------------------------------
Interest and other income                    1,674          904          282          664           515
Interest expense                             (101)        (120)        (445)        (727)         (944)
Income before income taxes and
     discontinued operations,               13,700 (2)    9,597        6,277        5,090         1,692
Income taxes                                 5,249        3,648        2,381        1,901           676
-------------------------------------------------------------------------------------------------------
Income from continuing
     operations                              8,451        5,949        3,896        3,189         1,016
Loss from discontinued
     operations                                 --           --           --           --       (5,148)
-------------------------------------------------------------------------------------------------------
Net income (loss)                           $8,451 (2)   $5,949       $3,896       $3,189      $(4,132)
-------------------------------------------------------------------------------------------------------
Net Income (loss) per share:

Continuing operations                        $0.71        $0.55        $0.43        $0.37         $0.12
Discontinued operations                         --           --           --           --         (.61)
-------------------------------------------------------------------------------------------------------
Net income (loss)                            $0.71        $0.55        $0.43        $0.37        $(.49)
Average shares outstanding                  11,953       10,852        8,982        8,612         8,405
-------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Total assets                              $118,402      $67,418      $57,270      $37,568       $41,118
Working capital                             75,511       37,245       34,198       12,514         8,228
Long-term debt                                  --           --          188        2,184         6,007
Shareholders' equity                        85,045       45,098       38,542       19,382        16,806

-------------------------------------------------------------------------------------------------------
KEY RATIOS
Current ratio                                 4.39         3.25         3.32         1.87          1.49
Term debt/equity                                --           --           --         0.11          0.36
Return on equity-continuing operations        0.19         0.15         0.20         0.19          0.05
-------------------------------------------------------------------------------------------------------

(1) Financial data for all periods have been restated to reflect the acquisitions of American Telcom Corp. of Georgia, Inc. and Access West, Inc. in May 1995, each accounted for as a pooling of interests.

(2) Operating income includes a special charge of $1,315,000, which reduced net income by $815,000, or $.07 per share. This special charge reflects the costs associated with integrating the operations of the two acquired companies. Without this special charge, the Company would have reported operating income of approximately $13.4 million and net income of approximately $9.3 million, or $.78 per share, in the year ended December 31, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL

         Inter-Tel provides single point of contact, total communication solutions to small and medium sized businesses. Inter-Tel's products and services include digital communication platforms and software, computer telephone integration, unified messaging software, network services, network and data products, and flexible financing. The Company's Common Stock is quoted on the Nasdaq National Market System under the symbol INTL.

         The Company has developed a network of direct sales offices and dealers which sells the Company's products, and in recent periods the Company has focused on expanding its direct sales capabilities and its dealer network. The Company has effected a number of strategic acquisitions of resellers of telephony products and integrated these operations with its existing direct sales operations in the same geographic areas and in other strategic markets.

         Sales of systems through the Company's dealers typically generate lower gross margins than sales through the Company's direct sales organization, although direct sales typically require higher levels of selling, general and administrative expenses. In addition, the Company's long distance and network services typically generate lower gross margins than sales of software and system products. Accordingly, the Company's margins may vary from period to period depending upon distribution channel and product mix. In the event that sales through dealers or sales of long distance services increase as a percentage of net sales, the Company's overall gross margin could decline. This is possible, because other high margins products, like software, could offset lower margin products.

         The Company's operating results depend upon a variety of factors, including the volume and timing of orders received during a period, the mix of products sold and mix of distribution channels, general economic conditions, patterns of capital spending by customers, the timing of new product announcements and releases by the Company and its competitors, pricing pressures and the availability and cost of products and components from the Company's suppliers. In addition, the Company is subject to seasonality in its operating results, as net sales for the first and third quarters are frequently less than those experienced during the fourth and second quarters, respectively.

         The markets served by the Company have been characterized by rapid technological changes and increasing customer requirements. The Company has sought to address these requirements through the development of software enhancements and improvements to existing systems and the introduction of new products and applications. The Company's research and development efforts over the last several years have been focused primarily on developing new products like the Inter-Tel Axxent system, enhancing the CTI capabilities of the AXXESS product, as well as expanding the capacity of the Company's AXXESS and AXXESSORY Talk systems. Current efforts are related to support of industry standard CTI interfaces, development of additional applications and features, and the development of a LAN-based Communications Server incorporating the Company's Call Processing and Voice Processing software. New applications under development include Primary and Basic Rate ISDN, networking, and unified messaging. The software-based architecture of the AXXESS system facilitates maintenance and support, upgrades, and incorporation of additional features and functionality.

         The Company offers to its customers a unique package of lease financing and other services under the name Totalease. Totalease provides to customers lease financing, maintenance and support services, long distance services, fixed price upgrades and other benefits. The Company finances this program through the resale of lease rental streams to financial institutions, and formerly through its bank credit facility.

         Net sales of the Company have increased substantially in each of the past three years. Such increases were 21%, 20% and 17% in 1995, 1994 and 1993, respectively, over the preceding year.

         All periods have been restated to reflect the acquisitions of American Telcom Corp. of Georgia, Inc. and Access West, Inc. in May 1995. Each transaction was accounted for as a pooling of interests.

RESULTS OF OPERATIONS

         The following table sets forth certain statement of operations data of the Company expressed as a percentage of net sales for the periods indicated:

                                                                     Year Ended December 31
                                                            1995               1994            1993
      Net sales                                             100.0%             100.0%          100.0%
      Cost of sales                                          58.5               59.9            61.3
                                                             ----               ----            ----
      Gross margin                                           41.5               40.1            38.7
      Research and development                                3.9                3.7             4.0
      Selling, general and administrative                    28.6               29.2            28.5
      Special charge                                          0.9                0.0             0.0
                                                              ---                ---             ---
      Operating income                                        8.1                7.2             6.2
      Interest and other income                               1.1                0.7             0.3
      Interest expense                                        0.1                0.1             0.4
      Income taxes                                            3.4                3.0             2.3
                                                              ---                ---             ---
      Net income                                              5.7%               4.8%            3.8%
                                                              ----               ----            ----

YEAR ENDED DECEMBER 31, 1995 VERSUS YEAR ENDED DECEMBER 31, 1994

         Net sales increased 21.4% to $148.8 million in 1995 from $122.6 million in 1994. Sales from direct sales offices accounted for approximately $9.7 million of the increase, with wholesale distribution sales increasing approximately $10.7 million. The remaining increases occurred in long distance sales and other operations.

         Gross profit increased to $61.8 million, or 41.5% of net sales in 1995 from $49.1 million, or 40.1% of net sales in 1994. This reflected the transition to the direct dealer network and the expansion of AXXESS software and systems sales.

         Research and development expenses increased to $5.8 million, or 3.9% of net sales in 1995 from $4.5 million, or 3.7% of net sales, in 1994. These expenses in both 1995 and 1994 were directed principally to the continued development of the AXXESS and Inter-Tel Axxent software and systems, unified messaging and voice processing software applications and CTI applications.

         Selling, general and administrative expenses increased to $42.6 million, or 28.6% of net sales in 1995, from $35.8 million, or 29.2% of net sales, in 1994. This reflected increased incentive and other compensation, costs associated with the implementation of new information systems, additional personnel to support the direct dealer network and expanded long distance operations, and expenses associated with expansion of operations of the Company's Asian subsidiary.

         Interest and other income increased in 1995 principally from the investment of the funds received from the August 1995 public offering and funds generated through operating cash flow.

         Net income increased 42.1% to $8.5 million, or $.71 per share, in 1995 after a special charge recognized in the second quarter, from $5.9 million, or $.55 per share, in 1994. Without the special charge, net income would have been $9.3 million, or $.78 per share, for the year. In addition, net income per share in 1995 is based on an additional 2 million average shares outstanding in August 1995, reflecting the 1995 public stock offering.

         The special charge reflects the costs associated with integrating the operations of American Telcom Corp. of Georgia, Inc. and Access West, Inc. The special charge principally includes costs associated with redundancy in inventories, equipment abandonment, the combination and relocation of business operations, employee reductions and the write-off of intangible assets.

YEAR ENDED DECEMBER 31, 1994 VERSUS YEAR ENDED DECEMBER 31, 1993

         Net sales increased 19.8% to $122.6 million in 1994 from $102.4 million in 1993. The increase in net sales was primarily attributable to increased sales of telephone systems through the Company's direct sales offices and its dealer network. The remaining increases occurred in long distance sales and other operations. Wholesale shipments to the expanded direct dealer network more than offset decreased shipments to Premier Telecom. Shipments to this former private label distributor are no longer significant.

         Gross profit increased to $49.1 million, or 40.1% of net sales, in 1994 from $39.6 million, or 38.7% of net sales, in 1993. This increase in gross margins reflected the transition from Premier and other distributors to the direct dealer network and the expansion of AXXESS software and systems sales.

         Research and development expenses increased to $4.5 million, or 3.7% of net sales in 1994 from $4.1 million, or 4.0% of net sales, in 1993. These expenses in both 1994 and 1993 were directed principally to the continued development of the AXXESS software and systems and voice processing software applications.

         Selling, general and administrative expenses increased to $35.8 million, or 29.2% of net sales in 1994, from $29.0 million, or 28.5% of net sales, in 1993. This reflected increased incentive and other compensation, additional personnel to support the direct dealer network, and expenses associated with the start up of the Company's Asian subsidiary.

         Interest and other income increased in 1994 principally from the investment for a full year of the funds received in the 1993 public offering and funds generated through operating cash flow.

         Net income increased 52.7% to $5.9 million, or $.55 per share, in 1994 from $3.9 million, or $.43 per share, in 1993. Net income per share in 1994 is based on an additional 1.8 million average shares outstanding in 1994, reflecting the 1993 public stock offering.

DISCONTINUED OPERATIONS

         In 1993, the Company sold a facility related to previously discontinued operations subject to remediation related to fuel tank leakage. The Company had reserved for such remediation approximately $400,000, which management believes is adequate to cover such possible costs.

 INFLATION/CURRENCY FLUCTUATION

         Inflation and currency fluctuations have not previously had a material impact on Inter-Tel's operations. International procurement agreements have traditionally been denominated in U.S. currency. Moreover, a significant amount of contract manufacturing has been or is expected to be moved to domestic sources. The expansion of international operations in the United Kingdom and Europe and anticipated increased sales in Japan and Asia and elsewhere could result in higher international sales as a percentage of total revenues, but international revenues are currently not significant.

LIQUIDITY AND CAPITAL RESOURCES

         The Company continues to expand its dealer network, which has required and is expected to require working capital for increased accounts receivable and inventories. During 1995, receivables and inventories increased approximately $17.7 million. This increase was principally funded by operating cash flow and existing cash balances. The Company also expended approximately $7.9 million during 1995 for property and equipment, principally relating to the implementation of the Company's new MIS systems. At December 31, 1995, the Company had $39.6 million in cash and equivalents, which represents an increase of approximately $24.0 million from December 31, 1994.

         The Company has a loan agreement with Bank one, Arizona, N.A. This agreement provides for a $5 million, unsecured, revolving line of credit, which is being used primarily to support international letters of credit to suppliers. Outstanding balances bear interest at the bank's prime rate. In August 1995, The Company received approximately $30.7 million from a public offering. The proceeds were used in 1995 for working capital, capital expenditures and other general corporate purposes. A portion of the net proceeds may be used to finance acquisitions of resellers of telephony products, other strategic acquisitions or corporate alliances. In the fourth quarter of 1993, the Company repaid all long and short term debt from a portion of the net proceeds received from its 1993 public offering. The remaining proceeds were added to working capital.

         The Company offers to its customers lease financing and other services, including its Totalease program, through its Inter-Tel Leasing subsidiary. The Company funds its Totalease program in part through the sale to financial institutions of rental income streams under the leases. Resold Totalease rentals totaling $37.3 million and $19.9 remain unbilled at December 31, 1995 and 1994, respectively. The Company is obligated to repurchase such income streams in the event of defaults by lease customers and, accordingly, maintains reserves based on loss experience and past due accounts. Although the Company to date has been able to resell the rental streams from leases under the Totalease program profitably and on a substantially current basis, the timing and profitability of lease resales could impact the Company's business and operating results, particularly in an environment of fluctuating interest rates. If the Company is required to repurchase rental streams and realizes losses thereon in amounts exceeding its reserves, its operating results will be adversely affected.

         The Company believes that its working capital and credit facilities, together with cash generated from operations will be sufficient to fund purchases of capital equipment, finance any cash acquisitions which the Company may consider and provide adequate working capital for the foreseeable future. However, to the extent that additional funds may be required in the future to address working capital needs and to provide funding for capital expenditures, expansion of the business or additional acquisitions, the Company will consider additional financing. There can be no assurance that additional financing will be available when required or on acceptable terms.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

         In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, ("Statement 121")," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of the adoption will be material.

AUDITOR'S REPORT

REPORT OF ERNST & YOUNG LLP,  INDEPENDENT AUDITORS

SHAREHOLDERS AND BOARD OF DIRECTORS
INTER-TEL, INCORPORATED

We have audited the accompanying consolidated balance sheets of Inter-Tel, Incorporated and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inter-Tel, Incorporated and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                            /s/Ernst & Young LLP

Phoenix, Arizona
March 20, 1996

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1995 and 1994

(In thousands)
--------------------------------------------------------------------------------------------------------
                                                                     1995                   1994

ASSETS

CURRENT ASSETS

Cash and equivalents                                               $ 39,577               $ 15,530
Accounts receivable, less allowances of
   $1,811  in 1995 and $1,172 in 1994                                29,635                 16,895
Inventories, less allowances of $1,975 in
   1995 and $1,785 in 1994                                           20,505                 15,567
Net investment in sales-leases                                        3,629                  1,613
Prepaid expenses and other assets                                     4,467                  4,176
--------------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                 97,813                 53,781
PROPERTY, PLANT & EQUIPMENT                                          11,773                  6,008
OTHER ASSETS                                                          8,816                  7,629

--------------------------------------------------------------------------------------------------------
                                                                  $ 118,402               $ 67,418

--------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                   $ 11,167               $  5,534
Other current liabilities                                            11,135                 11,002

--------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                            22,302                 16,536

DEFERRED TAX LIABILITY                                                7,228                  3,057
OTHER LIABILITIES                                                     3,827                  2,727

SHAREHOLDERS' EQUITY

Common stock, no par value - authorized 30,000,000 shares,
   issued and outstanding -- 12,764,681 shares
   in 1995 and 10,658,025 shares in 1994                             58,816                 27,435
Retained earnings                                                    26,500                 18,049
Currency translation adjustment                                       (112)                  (122)

--------------------------------------------------------------------------------------------------------
                                                                     85,204                 45,362
Less receivable from Employee Stock Ownership Trust                   (159)                  (264)

--------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           85,045                 45,098

--------------------------------------------------------------------------------------------------------
                                                                  $ 118,402               $ 67,418

--------------------------------------------------------------------------------------------------------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 1995, 1994 and 1993

(In thousands, except per share data)
---------------------------------------------------------------------------------------------------

                                                1995               1994                 1993
                                                ----               ----                 ----

NET SALES                                    $ 148,846           $ 122,617           $ 102,377
Cost of sales                                   87,031              73,482              62,791
---------------------------------------------------------------------------------------------------
GROSS PROFIT                                    61,815              49,135              39,586
Research and development                         5,764               4,537               4,114
Selling, general and administrative             42,609              35,785              29,032
Special charge                                   1,315                --                  --
---------------------------------------------------------------------------------------------------

OPERATING INCOME                                12,127               8,813               6,440
---------------------------------------------------------------------------------------------------

   Other income                                  1,674                 904                 282
   Interest expense                               (101)               (120)               (445)
---------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                      13,700               9,597               6,277

INCOME TAXES
   Current                                       1,007               2,929               1,279
   Deferred                                      4,242                 719               1,102
---------------------------------------------------------------------------------------------------
                                                 5,249               3,648               2,381

---------------------------------------------------------------------------------------------------
NET INCOME                                   $   8,451           $   5,949           $   3,896
---------------------------------------------------------------------------------------------------

NET INCOME PER SHARE                         $    0.71           $    0.55           $    0.43

---------------------------------------------------------------------------------------------------

Average number of common
   shares outstanding                           11,953              10,852               8,982
---------------------------------------------------------------------------------------------------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 1995, 1994 and 1993

(In thousands)
-------------------------------------------------------------------------------------------------------------------
                                                                             Currency      Receivable
                                          Common          Retained          Translation       From
                                           Stock          Earnings          Adjustment        ESOP         Total
                                           -----          --------          ----------        ----         -----
BALANCE AT DECEMBER 31, 1992              $11,863          $8,204             $ (181)        $(456)       $19,430

Issuance of 1,800,000 shares
   of common stock                         14,766                                                          14,766
Exercise of stock options                     283                                                             283
Tax benefit from stock options                110                                                             110
Stock issued in acquisition                    82                                                              82
Net income                                                  3,896                                           3,896
Loss on currency translation                                                    (112)                        (112)
Collection from ESOP                                                                            87             87

-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993               27,104          12,100               (293)         (369)        38,542

Exercise of stock options                     187                                                             187
Tax benefit from stock options                103                                                             103
Stock issued in acquisition                    41                                                              41
Net income                                                  5,949                                           5,949
Gain on currency translation                                                     171                          171
Collection from ESOP                                                                           105            105

-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994               27,435          18,049               (122)         (264)        45,098

Issuance of 2,000,000 shares
   of common stock                         30,670                                                          30,670
Exercise of stock options                     503                                                             503
Tax benefit from stock options                208                                                             208
Net income                                                  8,451                                           8,451
Gain on currency translation                                                      10                           10
Collection from ESOP                                                                           105            105


-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995              $58,816         $26,500             $ (112)        $(159)       $85,045

-------------------------------------------------------------------------------------------------------------------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1995, 1994 and 1993

(In thousands)
---------------------------------------------------------------------------------------------------------

                                                              1995             1994               1993
                                                              ----             ----               ----
OPERATING ACTIVITIES:
Net income                                                  $ 8,451           $ 5,949           $ 3,896
Adjustments to reconcile net income
    to net cash provided by operating activities:
      Depreciation and amortization                           2,244             1,647             1,499
      Provision for losses on receivables                     1,570               936               781
      Provision for inventory valuation                         595               551               264
      Net contribution to ESOP                                  105               105                87
      Increase in other liabilities                           1,111               603              1242
      (Gain) loss on sale of property and equipment              16               (18)              (14)
      Deferred income taxes                                   4,242               719             1,102
      Effect of exchange rate changes                            10               171              (112)
      Changes in operating assets and liabilities           (17,575)           (5,929)           (3,464)

---------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY
    OPERATING ACTIVITIES                                        769              4734             5,281

---------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Additions to property and equipment                          (7,904)           (3,834)           (1,080)
Proceeds from sale of property and equipment                      9                63               254
Cash used in acquisitions                                        --              (131)             (812)

---------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING
    ACTIVITIES                                               (7,895)           (3,902)           (1,638)

---------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from credit line                                        --                --            81,857
Payments on credit line                                          --                --           (85,681)
Proceeds from new term notes                                     --                --               110
Payments on long-term debt                                       --              (188)           (2,637)
Net proceeds from stock offering                             30,670                --            14,766
Proceeds from exercise of stock options                         503               187               283

---------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN)
    FINANCING ACTIVITIES                                     31,173                (1)            8,698

---------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND EQUIVALENTS                             24,047               831            12,341

CASH AND EQUIVALENTS AT BEGINNING
    OF YEAR   15,530                                         14,699             2,358

---------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                        $ 39,577          $ 15,530          $ 14,699
---------------------------------------------------------------------------------------------------------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

         Description of Business: The Company is in the business of developing and providing telephone systems, voice processing and long distance calling services to businesses principally throughout the United States, as well as providing leasing, support and maintenance services through a direct sales and reseller network.

         Principles of Consolidation: The consolidated financial statements include the accounts of Inter-Tel, Incorporated and all significant subsidiaries (the Company). Intercompany accounts and transactions have been eliminated in consolidation.

         Cash and Equivalents: Cash and equivalents include all highly liquid investments with a remaining maturity of three months or less at date of acquisition. Excess cash and equivalents are primarily invested in mutual funds comprised of foreign and domestic high quality dollar denominated money market instruments rated A-1 by Standard & Poor's Ratings Group, or equivalent.

         Inventories: Inventories, consisting principally of telephone systems, computer equipment and related components, are stated at the lower of cost (first-in, first-out method) or market.

         Property, Plant and Equipment: Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related property. Leasehold improvements are depreciated over the shorter of the related lease terms or the estimated useful lives of the improvements.

         Excess of Purchase Price Over Net Assets Acquired: Purchase prices of acquired businesses that are accounted for as purchases have been allocated to the assets and liabilities acquired based on the estimated fair market values on the respective acquisition dates. Based on these values the excess purchase prices over the fair market value of the net assets acquired are being amortized over 5 to 40 years. Accumulated amortization through December 31, 1995 was $485,056.

         Sales-Leases: The discounted present values of minimum rental payments under sales-type leases are recorded as sales, net of provisions for continuing administration and other expenses over the lease period. The costs of systems installed under these sales-leases, net of residual values at the end of the lease periods, are recorded as costs of sales. Gains or losses resulting from the sale of rental income from such leases are recorded as adjustments to the original sales amounts.

         Income Taxes: Deferred income taxes result from temporary differences in the recognition of revenues and expenses for financial reporting and income tax purposes.

         Advertising: The cost of advertising is expensed as incurred. The Company incurred $318,000; $431,000; and $424,000 in advertising costs during 1995, 1994 and 1993, respectively.

         Stock Based Compensation: The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, recognizes no compensation expense for these stock option grants.

         Impact of Recently Issued Accounting Standards: In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, ("Statement 121")," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of the adoption will be material.

         Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Poolings of Interests: The financial statements for periods prior to 1995 have been restated to include the accounts of American Telcom Corp. of Georgia, Inc. ("American Telcom") and Access West, Inc. ("Access West"). Each corporation was acquired by the Company in pooling of interests transactions in May 1995, in which 279,081 shares of Inter-Tel common stock were issued. American Telcom and Access West did not constitute significant subsidiaries as defined by the Securities and Exchange Commission. In the consolidated statements of income, net sales and net income were increased/(decreased) as a result of the restatement as follows:

(In thousands, except per share amounts)                               Year ended December 31,
                                                                    1994                      1993

              Net sales                                            $10,452                    $9,853
              Net income                                              (136)                      (28)
              Net income per share                                 $  (.03)                   $ (.02)

         Total shareholders' equity was decreased by $53,000 as of January 1, 1993 as a result of the restatement. The Company also recorded a special charge of $1,315,000 in 1995 principally associated with integrating the acquired companies.

         Net Income Per Common Share: Net income per common share is based on the weighted average number of common shares outstanding during each year and common stock equivalents.

         Reclassifications: Certain reclassifications have been made to the 1994 and 1993 financial statements to conform to the 1995 presentation.

NOTE B -- NET INVESTMENT IN SALES-LEASES

         Net investment in sales-leases represents the value of sales-leases presently held under the Company's Totalease program. The Company currently sells the rental income from some of the sales-leases. The Company maintains reserves against potential recourse following the resales based upon loss experience and past due accounts. Activity during the years was as follows:

     (In thousands)                                   Year Ended December 31,
                                             1995             1994             1993
     Sales of rental income                 $25,106          $12,423          $ 9,586
     Sold income remaining
         unbilled at end of year             37,256           19,894           11,908
     Allowance for uncollectible
         minimum lease payments
         and recourse liability at
         end of year                          1,513            1,198              911

         The Company does not expect any significant losses from the recourse provisions related to the sale of rental income. The Company is compensated for administration and servicing of rental income sold.